FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material fact dated January 20, 2010.

MATERIAL FACT
Banco Santander, S.A. in addition to the material fact sent today (RNS Number: 8501F) announces the purchase price of the securities described below (the Securities):
LIST OF SECURITIES

Series	Issuer	Securities[1]	ISIN	Purchase Price

1.	Abbey National Plc	USD 977,591,000 7,95% Term Subordinated Securities due 2029	US002920AC09	USD 1,230 per USD 1,000 principal amount of notes (not including accrued and unpaid interest)
2.	Santander Central Hispano Issuances Limited Ltd	USD 200,000,000 7,25% Subordinated Guaranteed Note due 2015	US802813AD76	USD 1,120 per USD 1,000 principal amount of notes (not including accrued and unpaid interest)

[1]	All references to an amount in USD in this column are to the original nominal amount of the Securities. Such nominal amount may have been reduced by redemptions in accordance with the terms of such Securities.
For further information, please contact:

TAX CERTIFICATION AND TENDER AGENT	DEALER MANAGER

Acupay System LLC	BofA Merrill Lynch
28 Throgmorton Street,	2 King Edward Street
London, EC2N 2AN	London EC1A 1HQ
United Kingdom
For information by telephone:
+44 (0) 207 382 0340	For information by telephone: +44 20 7995 3715
Attention: Nina Santa Maria	Attention: John Cavanagh
Email: nsantamaria@acupay.com	Email: john.m.cavanagh@baml.com

Website: www.Acupay.com/SANCashTender

Boadilla del Monte (Madrid), January 20, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: January 20, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President